E.O.

SE 19006245

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cavanal Hill Distributors Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Williams Center, 15th Floor
(No. and Street)

Tulsa (City) Oklahoma (State) 74172 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Swanson 918-295-0550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Williams Center, Suite 1700 (Address) Tulsa (City) Oklahoma (State) 74172 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Craig Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cavanal Hill Distributors Inc, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Oklahoma
Jennifer W. Monnot
TULSA COUNTY
COMMISSION #08004056
Comm. Exp. 04-09-2020

Craig Swanson
Signature

Chief Financial Officer
Title

Jennifer W Monnot
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

CAVANAL HILL DISTRIBUTORS, INC.
Year Ended December 31, 2018
With Reports of Independent
Registered Public Accounting Firm

Cavanal Hill Distributors, Inc.

Financial Statements
and Supplemental Information
As of and for the Year Ended
December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Cavanal Hill Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cavanal Hill Distributors, Inc. (the Company), as of December 31, 2018, and the related statement of operations, changes in stockholder's equity, and statement of cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information,

Building a better working world

including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016

February 28, 2019

Cavanal Hill Distributors, Inc.

Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	2,129,872
Receivable from mutual fund		305,053
Prepaid expenses and other assets		169,242
Current income tax receivable from Parent		25,005
Premises and Equipment, net		237,548
Total assets	$	2,866,720
Liabilities and stockholder's equity		
Liabilities:		
Payable to affiliate	$	287,511
Accrued operating expenses		27,524
Payable to broker/dealer		16,271
Deferred income tax liability		21,074
Total liabilities		352,380
Stockholder's equity:		
Common stock, $1 par value – 1,000 shares authorized and issued		1,000
Additional paid-in capital		8,200,974
Retained deficit		(5,687,634)
Total stockholder's equity		2,514,340
Total liabilities and stockholder's equity	$	2,866,720

See accompanying notes.

Cavanal Hill Distributors, Inc.

Statement of Operations
Year Ended December 31, 2018

Revenues		
Funds distribution fee	$	3,479,693
Interest income		24,803
Total operating revenues		3,504,496
Expenses		
Broker commission		3,464,915
Personnel		1,817,723
Business promotion		434,972
Professional fees		358,953
Affiliate allocated expenses		181,703
Administrative		68,214
Data processing		76,668
Brokerage licensing and registration		42,387
Other		37,827
Total operating expenses		6,483,362
Net loss before taxes		(2,978,866)
Income tax benefit		(758,244)
Net loss	$	(2,220,622)

See accompanying notes.

Cavanal Hill Distributors, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Stock		Additional		
	Shares	Par Value	Paid- in Capital	Retained Deficit	Total
Balance January 1, 2018	1,000	$ 1,000	$ 5,394,155	$ (3,467,012)	$ 1,928,143
Net loss	—	—	—	(2,220,622)	(2,220,622)
Capital contribution	—	—	2,750,000	—	2,750,000
Capital provided by share-based compensation	—	—	56,819	—	56,819
Balance, December 31, 2018	1,000	$ 1,000	$ 8,200,974	$ (5,687,634)	$ 2,514,340

See accompanying notes.

Cavanal Hill Distributors, Inc.

Statement of Cash Flows
Year Ended December 31, 2018

Operating activities	
Net loss	(2,220,622)
Share-based compensation	56,819
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	4,956
(Increase) decrease in operating assets:	
Deferred tax asset	8,954
Current income tax receivable from Parent	(25,005)
Receivable from mutual fund	28,006
Prepaid expenses and other assets	(52,886)
Increase (decrease) in operating liabilities:	
Payable to affiliate	(91,423)
Accrued operating expenses	(19,347)
Payable to broker/dealer	(5,930)
Deferred tax liability	21,074
Current income tax payable to Parent	(11,387)
Net cash used in operating activities	(2,306,791)
Investing activities	
Premises and equipment	(242,504)
Net cash used in investing activities	(242,504)
Financing activities	
Capital contribution	2,750,000
Net cash provided by financing activities	2,750,000
Net increase in cash and cash equivalents	200,705
Cash and cash equivalents at beginning of year	1,929,167
Cash and cash equivalents at end of year	$ 2,129,872

See accompanying notes.

1. Organization and Description of Business

Cavanal Hill Distributors, Inc. ("CHD" or "the Company"), a wholly owned subsidiary of BOK Financial Corporation ("BOKF or the Parent"), is a registered broker/dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") effective August 9, 2016. CHD is licensed as a broker/dealer engaged solely as a mutual fund distributor and underwriter for Cavanal Hill Funds, a diversified, open-ended investment company established as a business trust under the Investment Company Act of 1940 (the "1940 Act"). The Company operates under provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly claims exemption from the remaining provisions of the Rule. We are not required to maintain a "Special Account for the Exclusive Benefit of Customers".

BOKF NA, a wholly owned subsidiary of the Parent, is administrator and custodian for the Cavanal Hill Funds. Cavanal Hill Investment Management, a wholly owned subsidiary of BOKF NA, serves as investment advisor to the Cavanal Hill Funds. CHD's Parent is a financial holding company, authorized to conduct the full range of activities permitted under Section 4(k) of the US Bank Holding Company Act.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposit accounts and money market funds. As of December 31, 2018, cash and cash equivalents includes $1,592,006 in a money market fund sponsored by an unrelated global investment bank and $537,866 is on deposit with BOKF, NA, an affiliated bank. Interest revenue is recorded as earned.

Premises and Equipment

Premises and equipment consist of capitalized occupancy costs, office equipment, furniture, and data processing assets. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years.

Prepaid Expenses and other assets

Prepaid expenses include advances to the Cavanal Hill transfer agent to facilitate payment of broker dealer commissions (12b-1 fees) and other expenses.

Revenue Recognition

The Company earns revenue by providing services to the Cavanal Hill Funds as described in the Distribution and Shareholder Services Plan. Revenue is accrued monthly in the period performance obligations are met based on daily average net asset balances.

Broker Commission Expense

The Company pays amounts to qualified members of the selling group as defined in the Selling Group Member Agreement. Amounts due under the agreement are paid in arrears based upon average net asset balances held by the selling group member's customers.

Depreciation

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The majority of the assets are furniture and fixtures, the estimated useful lives of which range from three to ten years.

Newly Adopted and Pending Accounting Pronouncements

FASB Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09")

On May 28, 2014, the FASB issued ASU 2014-09 to clarify the principles for recognizing revenue by providing a more robust framework that will give greater consistency and comparability in revenue recognition practices. In the new framework, an entity recognizes revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods or services. The new model requires the identification of performance obligations included in contracts with customers, a determination of the transaction price and an allocation of the price to those performance obligations. Interest income is excluded from the scope of ASU 2014-09. The entity recognizes revenue when performance obligations are satisfied. ASU 2014-09 was effective for the Company for the Company on January 1, 2018. There were no adjustments as a result of implementation as the Company's current revenue recognition policies generally conform with the principals in the standard.

FASB Accounting Standards Update No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08")*

On March 17, 2016, the FASB Issued ASU 2016-08 to amend the principal versus agent implementation guidance in ASU 2014-09. The ASU clarifies that an entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer. ASU 2016-08 was effective for the Company for the Company on January 1, 2018. There were no adjustments as the result of implementation of ASU 2016-08.

3. Net Capital Requirements

CHD is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2018, CHD's net capital position was as follows:

Net capital, as defined	$	1,763,406
Net capital required		23,492
Excess capital	$	1,739,914
Net capital ratio***		19.98%

***The net capital ratio is calculated as aggregate indebtedness, as defined, divided by net capital.

CHD does not carry its own customer accounts.

4. Related-Party Transactions

At December 31, 2018, payable to affiliate of $287,511 consisted of $288,782 of fees collected from the Cavanal Hill Funds and payable to BOKF, NA less $1,271 for net intercompany settlement of certain operating expenses paid by BOKF, NA on behalf of CHD. CHD's financial obligations to BOKF, NA are guaranteed by a pledge of cash collateral by the Parent.

Current income taxes receivable from Parent of $25,005 included receivables of $12,527 for federal income taxes and $12,478 of receivables for state income taxes. CHD is included in the consolidated income tax return filed by the Parent. Pursuant to a tax sharing agreement between CHD and the Parent, income taxes are allocated to CHD on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from the Parent.

CHD affiliate expenses are paid to third parties by BOKF, NA. In 2018, CHD incurred $181,703 of general and administrative expenses allocated to CHD by, and reimbursable to, BOKF, NA. Of this, occupancy costs were $7,922, risk & compliance were $66,616, technology & communication costs were $66,393, human resources were $27,160 and other expenses were $13,612. In addition, $3,213,681 of Broker commission expense was paid to BOKF, NA.

BOK Financial's board has approved ongoing capital contributions to cover expenses of CHD Inc. In 2018, BOK Financial contributed $2,806,819 in cash and share based compensation.

5. Commitments and Contingencies

In the ordinary course of business, CHD is subject to legal actions and complaints. Management believes, based upon the opinion of counsel, that actions and liability or loss, if any, resulting from the final outcomes of any such actions and complaints will not have a material effect on the Company's financial condition, results of operations or cash flows.

6. Income Taxes

The Tax Cut and Jobs Act ("the Act") enacted on December 31, 2017 reduced the corporate tax rate from 35% to 21% for periods beginning January 1, 2018. We completed our accounting related to the Tax Cuts and Jobs Act during 2018. Our provisional amount recorded in 2017 did not need an adjustment.

The deferred tax liability was $21,074 as of December 31, 2018. The net deferred tax liability consists of deferred tax assets of $17,013 and deferred tax liabilities of $38,087. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized. No valuation allowance was required at December 31, 2018. The deferred income taxes relate to stock compensation and depreciation.

The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the income tax expense (benefit), for the year ended December 31, 2018 was as follows:

	Amount	Percent
Federal statutory tax	$ (625,562)	21 %
State income tax, net of federal tax benefit	(131,130)	4 %
Meals and entertainment	16,450	(1)%
Other, net	(18,002)	1 %
Total income tax benefit	$ (758,244)	25 %

The significant components of the income tax provision for the year ended December 31, 2018, were as follows:

Current:	
Federal	$ (615,011)
State	(173,263)
Total current	(788,274)
Deferred:	
Federal	24,759
State	5,271
Total deferred	30,030
Total income tax benefit	$ (758,244)

Based on the provisions of Accounting Standards Codification (ASC) 740, *Income Taxes*, regarding uncertain tax positions (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) at December 31, 2018 there were no unrecognized tax benefits recorded. If unrecognized tax benefits were recorded, the related interest and penalties would be recorded in income tax expense.

Federal statute remains open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

7. Employee Benefits

CHD employees who meet certain service requirements may participate in a defined-contribution thrift plan sponsored by the Parent. Employee contributions are matched by CHD equal to 6% of base compensation as defined in the plan. CHD matching contribution rates range from 50% for employees with less than four years of service to 200% for employees with 15 or more years of service. Participants may direct investments in their account to a variety of options, including the Parent's common stock fund or Cavanal Hill Funds. Employer contributions invested in accordance with the participant's investment options vest over five years. CHD incurred total expenses of $69,604 included in the allocation of personnel expense from these plans in 2018.

CHD's employees may also be awarded share-based compensation through the Parent's various share-based compensation plans, primarily in the form of non-vested common shares of the Parent. Grant date fair value of non-vested shares is based on the then-current market value of the Parent's common stock. Non-vested shares generally vest in three years and are subject to a two year holding period after vesting. Compensation cost is recognized as expense over the service period, which is generally the vesting period. Expense is reduced for estimated forfeitures over the vesting period and adjusted for actual forfeitures as they occur. In 2018, the Parent allocated $56,819 of share-based compensation expense to CHD, which is included in personnel expense.

8. Subsequent Events

CHD has evaluated events from the date of the financial statements on December 31, 2018, through the issuance of those financial statements on February 28, 2019. CHD received a cash capital contribution from parent on February 21, 2019 in the amount of $600,000.

Supplemental Information

Cavanal Hill Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2018

Net capital		
Stockholder's equity	$	2,514,340
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		2,514,340
Non-allowable assets:		
Securities owned, defined by SEC rule as not readily marketable		
Income tax receivable		25,005
Prepaid expenses and other assets		169,242
Fixed assets		237,548
Total non-allowable assets		431,795
Other deductions or charges		287,299
Net capital before haircuts		1,795,246
Regulatory haircuts on certain cash equivalents		31,840
Net capital	$	1,763,406
Computation of basic net capital requirement		
Minimum net capital required (1/15 of aggregate indebtedness)	$	23,492
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	23,492
Excess net capital	$	1,739,914
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	352,380
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	352,380
Percentage of aggregate indebtedness to net capital		19.98%

CHD does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's revised and unaudited December 31, 2018, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

Cavanal Hill Distributors, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

CHD does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's revised and unaudited December 31, 2018, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

Cavanal Hill Distributors, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's revised and unaudited December 31, 2018, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.